Blue Chip Investor Funds March 23, 2016

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

RE: Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Ms. Fettig:

Please find below the Trust’s responses to oral comments from the staff received on February 29, 2016 on the Trust's Annual Report to Shareholders for the period ended December 31, 2015 (the "Report"). For your convenience, I have summarized the staff’s comments.

1. Comment: In the schedule of investments please confirm that the money market “Fidelity Governmental Fund 57” is the correct name. If the money market is multi-class, please disclose the class in future reports.

   Response: Information on the money market fund was taken from the custodial statement from US Bank, NA and is also shown as Fund 57 on the Fidelity fund fact sheet. However, in future reports we will provided the name and the class as disclosed in the Fidelity fund’s prospectus.

2. Comment: Since Berkshire Hathaway is a significant holding please consider adding disclosure to the prospectus for significant holdings.

   Response: We will consider adding additional disclosure to the prospectus for significant holdings in the next filing.

3. Comment: In the expense disclosure please consider referring to the financial highlight for more recent expense ratio in future reports.

   Response: In future reports we will consider referring to the financial highlights for a more recent expense ratio.

4. Other Comments: The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

   Response: The Trust hereby acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully, /s/Jeffrey Provence Jeffrey Provence Treasurer, Blue Chip Investor Funds